UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a)AND AMENDMENTD THERETO FILED PURSUANT TO RULE 13D-2(a)

Brazil Fast Food Crop.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

105755 10 2
(CUSIP Number)

Ricardo Figueiredo Bomeny
Av. Brasil, 6.431 - Parte
Rio de Janeiro - RJ - Brazil
55 21 25985702
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

CUSIP No. 105755 10 2	13D	Page 2 of 9 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). CCC Empreendimentos Ltda.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization; Brazil

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,975,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,975,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,975,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 24.47%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 105755 10 2	13D	Page 3 of 9 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Gustavo Figueiredo Bomeny

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Brazillian

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 12.39%

14.	Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

        This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Brazil Fast Food Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are Av. Brasil, 6431 — Bonsucesso, CEP 21040-360, Rio de Janeiro, Brazil.

Item 2.   Identity and Background

        This statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) by CCC Empreendimentos Ltda (“CCC”) and Gustavo Figueiredo Bomeny (“Bomeny” and together with CCC, the “Reporting Persons”). The Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13d-3 under the Exchange Act.

        Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

        The business of CCC, a Brazilian corporation, is that of an owner, builder and developer of real estate, as well as an investor in diverse enterprises. The business address of CCC is Rodovia Washington Luiz, 5609 — Parte, Duque de Caxias — RJ — Brazil — CEP25050-000. The controlling shareholder, sole director and chief executive officer of CCC is Romulo Borges Fonseca (“Fonseca”). The principal occupation of Fonseca is that of an engineer. The business address of Fonseca is Rua IbereNazare,140 — Barra da Tijuca — Rio de Janeiro — RJ — Brazil. Fonseca, a citizen of Brazil, is a director of the Issuer.

        The principal occupation of Bomeny is currently an independent project engineer for several companies. Since 1995, he has also been a Project Manager for the Bigburger Group, an owner, builder and developer of real estate, as well as a franchisee of the Issuer (“Bigburger”). The business address of Bomeny and Bigburger is Rua Gal Tasso Fragoso, 33/3001, Jardim Botanico — RJ — Brazil — CEP22793-780. Bomeny, a citizen of Brazil, is a director of the Issuer.

        During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, the executive officer, director and person in control of CCC have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, the executive officer, director and person in control of CCC have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

        The funds expended by the Reporting Persons to purchase shares of Common Stock, as described in Item 6 below, were drawn, respectively, by CCC from its working capital and by Bomeny from personal funds.

Item 4.   Purpose of Transaction

        The Reporting Persons acquired the Common Stock to obtain control of the Issuer. Reference is made to Item 6 of this statement (which information is incorporated herein by reference). The Reporting Persons may engage in communications with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, may acquire additional shares of Common Stock as they deem appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may dispose of some or all of the shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

Item 5.   Interest of Securities of the Issuer

        The number of shares of Common Stock outstanding as of December 31, 2002 was 8,069,660 based upon information provided by the Issuer. As of such date, the Reporting Persons beneficially owned an aggregate of 2,975,000 shares of Common Stock, representing approximately 36.0% of the outstanding Common Stock. Set forth below is certain information with respect to the beneficial ownership of the Reporting Persons.

   CCC

    (a)        As of December 31, 2002, CCC was the beneficial owner of 1,912,500 shares of Common Stock and warrants to purchase 62,500 shares of Common Stock at $5.00 per share, representing in the aggregate approximately 24.47% of the then outstanding Common Stock.

    (b)        As of December 31, 2002, CCC had sole voting power and sole dispositive power with respect to 1,975,000 shares of Common Stock.

    (c)        Except as set forth in Items 3 and 6 of this statement (which information is incorporated herein by reference), no transactions in the Common Stock were effected by CCC within 60 days of the date of the filing of this statement.

   Bomeny

    (a)        As of December 31, 2002, Bomeny was the beneficial owner of 1,000,000 shares of Common Stock, representing approximately 12.39% of the then outstanding Common Stock.

    (b)        As of December 31, 2002, Bomeny had sole voting power and sole dispositive power with respect to 1,000,000 shares of Common Stock.

    (c)        Except as set forth in Items 3 and 6 of this statement (which information is incorporated herein by reference), no transactions in the Common Stock were effected by Bomeny within 60 days of the date of the filing of this statement.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        On May 15, 2002, the Issuer entered into an agreement (the “Agreement”) with the Reporting Persons pursuant to which the Reporting Persons agreed to purchase an aggregate of 2,500,000 shares of its common stock for R$5,000,000, of which R$2,000,000 was payable within 48 hours and R$3,000,000 no later than 30 days thereafter. The Reporting Persons also were accorded the right, exercisable in their discretion within thirty days after the Issuer shall have received the aforementioned R$5,000,000, to purchase up to an additional 850,000 shares of Common Stock at a price in Brazilian reais, computed at the time or times of exercise, equivalent to US$1.00 per share. The Reporting Persons’ purchases of Common Stock were as follows:

CCC

			Aggregate
Date of Purchase	Number of Shares	Price Per Share	Purchase Price
May 15, 2002	1,250,000	R$2.00	R$2,500,000
May 15, 2002	600,000	US$1.00	US$600,000

Bomeny

			Aggregate
Date of Purchase	Number of Shares	Price Per Share	Purchase Price
May 15, 2002	1,000,000	R$2.00	R$2,000,000

        The Agreement provides that once the Issuer has received R$5,000,000 from the Reporting Persons, certain of the Issuer’s current shareholders, namely BigBurger Ltda., Jose Ricardo Bosquet Bomeny, Omar Carneiro da Cunha, Seaview Venture Group, Peter van Voorst Vader and Shampi Investments A.E.C. (collectively, the “Current Shareholders”), and the Reporting Persons shall thereafter collectively vote their respective shares of Common Stock to cause the Issuer’s board of directors to be comprised of five members, of which one member shall be designated by BigBurger Ltda., two by the Reporting Persons, one by Mr. Da Cunha and one by Mr. Lawrence Burstein, respectively.

        The Agreement requires the Current Shareholders and the Reporting Persons to cause their respective board designees to vote upon the following matters, among others, as directed by a majority of their respective shares:

·	changes in the Issuer's authorized capitalization;

·	new issuances of Common Stock;

·	redemption of outstanding Common Stock;

·	changes in the Issuer's capital structure such as the authorization of new classes of Common Stock;

·	changes in the size of the Issuer's board of directors or in the manner of electing its members;

·	changes in the Issuer's corporate purposes;

·	the Issuer's dissolution or liquidation;

·	approval of the Issuer's annual business plans and budgets and modifications thereto;

·	corporate restructurings of the Issuer;

·	acquisitions or dispositions by the Issuer of assets having a value, individually or cumulatively, in excess of US$50,000;

·	formation by the Issuer of joint ventures and strategic alliances;

·	any agreement by the Issuer with any one or more of the Current Shareholders or the Reporting Persons;

·	loans or guarantees by the Issuer for the benefit of any of the Current Shareholders or the Reporting Persons which, individually or cumulatively, exceed US$50,000;

·	option or profit sharing grants or awards by the Issuer to officers, employees or other persons or entities;

·	initiation of any legal or administrative proceeding by the Issuer that involves sums which, individually or cumulatively, are in excess of US$50,000; and

·	conduct of the business and affairs of the Issuer's subsidiaries.

        The Agreement further requires that the Current Shareholders and the Reporting Persons vote their respective shares of Common Stock as directed by a majority of such shares upon all matters as may be presented to the Issuer’s shareholders for their consideration and vote at annual shareholders’ meetings. The Agreement also requires the Issuer to retain the services of either Ricardo Figueredo Bomeny, or an entity of which he is a principal, to manage the Issuer’s day-to-day operations for a term of two years, for which Mr. Bomeny or his affiliate, as applicable, will receive 20,000 shares of Common Stock for each of the first twelve months of such two-year term, a sum in cash for the second twelve months of such term in an amount to be mutually agreed upon at a future date, and an additional 260,000 shares at the end of the two-year term conditioned upon the attainment of specified operational cost-savings.

        Except as described herein, neither of the Reporting Persons nor any person referred to in Schedule A attached hereto, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

        The following document was filed as an exhibit to the Current Report on Form 8-K, dated May 15, 2002, of the Issuer and is incorporated herein by reference:

         ·    Capitalization and Administrative Restructuring Intentions Protocol dated May 15, 2002 by and among Brazil Fast Food Corp., Gustavo Figueredo Bomeny, CCC Emprendimentos e Participacoes Ltda., BigBurger Ltda., Jose Ricardo Bosquet Bomeny, Omar Carneiro da Cunha, Seaview Venture Group, Peter van Voorst Vader and Shampi Investments A.E.C.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

Dated:     March 24, 2003

CCC Empreendimentos Ltda.

By: /S/ Romulo Borges Fonseca
——————————————
Name:    Romulo Borges Fonseca
Title:      Chief Executive Officer

By: /S/ Gustavo Figueredo Bomeny
——————————————
Name:  Gustavo Figueredo Bomeny